SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAAS Av. Presidente Vargas, 409 –11º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641

SUMMARY OF THE SEVEN HUNDRED EIGTHY MINUTES
OF THE BOARD OF DIRECTORS MEETING OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration Number) 53300000859/CNPJ (Brazilian Register of Legal Entities) no. 00001180/0001-26

I certify, for the due purposes, that, on June 30, two thousand and seventeen at 09 a.m., the Board of Directors of Eletrobras met at the company's headquarters, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro RJ. ELENA LANDAU presided the meeting, and the following Directors also participated WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, ESTEVES PEDRO COLNAGO JUNIOR, JOSÉ GUIMARÃES MONFORTE, EDVALDO LUÍS RISSO, ARIOSTO ANTUNES CULAU, JOSÉ PAIS RANGEL and CARLOS EDUARDO RODRIGUES PEREIRA. DEL-156/2017. Approval of the Eletrobras Dividend Payout Policy. RES-400, of June 05, 2017. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercing the powers conferred upon them, in accordance with the decision of the Executive Board, and entered into the Report of the Executive Board No. DF-051, of June 1, 2017, and in the Executive Summary DFR-002, of June 20, 2017, DECIDED to: 1. Approve the Eletrobras Dividend Payout Policy; 2. Determine that the Secretariat of Governance (CAAS), the General Secretariat (PRGS) and the Superintendency of Investor Relations (DFR), each within its scope of action, adopt the necessary measures to comply with this Resolution. Nothing else remaining to treat, Mrs. Chairwoman of the Board closed the Seven Hundred Eigthy meeting. I certify that the above text is an integral and faithful transcript of the Resolution registered in the Minutes of the 29th Book of Minutes of the Meetings of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, at pages 112 and following, of which I, BRUNO KLAPPER LOPES, Secretary of Governance of the Board, drawn up. The other resolutions of this meeting were omitted in this certificate, since they are related only to internal interests of the Company, legitimate caution, supported by the management's secrecy duty, according to the caput of Article 155 of Act 6,404 (Brazilian Corporation Law), being, therefore, outside the scope of the standard contained in paragraph 1 of article 142 of the referred Act. Chairwoman: ELENA LANDAU; Directors: WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, ESTEVES PEDRO COLNAGO JUNIOR, JOSÉ GUIMARÃES MONFORTE, EDVALDO LUÍS RISSO, ARIOSTO ANTUNES CULAU, JOSÉ PAIS RANGEL and CARLOS EDUARDO RODRIGUES PEREIRA; and Secretary: BRUNO KLAPPER LOPES.

Rio de Janeiro, July 4, 2017.

BRUNO KLAPPER LOPES.
Secretary of Governance of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.